CTI INDUSTRIES CORPORATION

22160 N. Pepper Road

Lake Barrington, Illinois 60010

Phone (847) 382-1000 – Fax: (847) 382-1219

June 7, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Request to Withdraw Registration Statement

Form S-3 (No. 333-198222)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), CTI Industries Corporation (the “Company”) hereby requests the withdrawal of its registration statement on Form S-3 (No. 333-198222) (the “Registration Statement”).  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2014, and was amended by Amendment No. 1 on September 11, 2014, and by Amendment No. 2 on September 18, 2014.  The Commission declared the Registration Statement effective on September 23, 2014.

The Registrant has determined at this time not to pursue the offering of securities pursuant to this Registration Statement. The Company confirms that no securities have been or will be distributed or sold pursuant to the Registration Statement or the prospectus included therein.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

Please forward a copy of the order consenting to the withdrawal to the undersigned at the address above. If you have any questions, please contact Gerald M. Miller of Vanasco Genelly & Miller at (312) 786-5100.

Respectfully submitted,

CTI Industries Corporation

By:	Stephen M. Merrick
Stephen M. Merrick, President